SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)


                               InfoNow Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456664309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael W. Johnson
                             c/o InfoNow Corporation
                        1875 Lawrence Street, Suite 1100
                                Denver, CO 80202
                                 (303) 293-0212
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2003*
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     *See Explanatory Note on page 3.










                         (Continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. 456664309                       13D                 Page 2 of 12 Pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Michael W. Johnson

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
               PF, OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    1,780,324 shares
         NUMBER OF
                             ---------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0 shares
         OWNED BY
                             ---------------------------------------------------
            EACH              9     SOLE DISPOSITIVE POWER
         REPORTING                  1,780,324 shares
          PERSON
                             ---------------------------------------------------
            WITH              10    SHARED DISPOSITIVE POWER
                                    0 shares

 -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,780,324

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     16.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
                     IN

--------------------------------------------------------------------------------

CUSIP No. 456664309                          13D              Page 3 of 12 Pages


EXPLANATORY NOTE

     Michael W. Johnson's (the "Reporting Person's") ownership interests in InfoNow Corporation ("InfoNow") have been reported in each of InfoNow's definitive proxy statements (the "Proxy Statements") filed with the Securities and Exchange Commission (the "Commission") on Schedule 14A pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with each of InfoNow's annual meetings of stockholders since 1997. The Reporting Person has also reported his holdings of and transactions in InfoNow's securities under Section 16 of the Exchange Act since becoming an officer and director of InfoNow in 1995. It was only some time after InfoNow engaged a new law firm as its outside counsel that the Reporting Person was advised of his ongoing reporting obligations under Section 13 of the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act.

     The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of the Reporting Person not being made aware that he is also deemed under Section 13 to be the beneficial owner of those shares of InfoNow common stock that he has the right to acquire within 60 days of the date hereof pursuant to outstanding stock options and warrants. Of the 1,780,324 shares (approximately 16.5%) of the common stock of InfoNow reported herein as being beneficially owned by the Reporting Person, 1,438,265 shares (or approximately 80.8% of the shares deemed beneficially owned) represent shares underlying stock options and a warrant that have not been exercised. If the Reporting Person were only required to disclose the 342,059 shares of common stock actually owned by him, the Reporting Person would be deemed to own only 3.7% of InfoNow's common stock.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of InfoNow. The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to employee stock options and a warrant that entitle the holder thereof to purchase Common Stock of InfoNow. The address of the principal executive offices of InfoNow is 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

Item 2. Identity and Background.

          (a)  This Schedule 13D is being filed by the Reporting Person.

          (b)  The business address of the Reporting Person is the following:
                               InfoNow Corporation
                        1875 Lawrence Street, Suite 1100
                                Denver, CO 80202

          (c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of InfoNow, located at 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202. The principal business of InfoNow is the provision of computer software and managed services.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

CUSIP No. 456664309                          13D              Page 4 of 12 Pages


Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person has acquired beneficial ownership of 1,780,324 shares of Common Stock as follows:

     (a) 28,623 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $20,036.10;

     (b) 82,667 shares were purchased by the Reporting Person on September 13, 1996 with personal funds for an aggregate purchase price of $93,000;

     (c) 230,769 shares were purchased by the Reporting Person on December 1, 1995 through the Reporting Person's conversion of a promissory note purchased on November 30, 1995 with personal funds for an aggregate purchase price of $300,000;

     (d) a warrant to acquire 8,500 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on October 31, 1995, which warrant became exercisable for the underlying shares on October 10, 1998 and continues to be exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

     (e) an option to acquire 8,500 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and the Reporting Person under the InfoNow 1990 Stock Option Plan, amended and restated as of January 23, 1998 (the "1990 Plan"), which option became exercisable for the underlying shares on May 22, 1999 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (f) an option to acquire 573,993 shares was granted to the Reporting Person pursuant to the Stock Option Agreement dated October 23, 1997 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on April 23, 1998 and continues to be exercisable for the underlying shares within 60 days of the filing of this Schedule 13D;

     (g) an option to acquire 4,012 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on April 9, 1998 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

CUSIP No. 456664309                          13D              Page 5 of 12 Pages


     (h) an option to acquire 29,373 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on May 22, 1998 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (i) an option to acquire 73,389 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on June 5, 1998 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (j) an option to acquire 1,070 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on February 26, 1999 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (k) an option to acquire 1,819 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and the Reporting Person under the 1990 Plan, which option became exercisable for the underlying shares on March 17, 1999 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (l) an option to acquire 430,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated November 8, 1999 between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan, as restated and subsequently amended (the "1999 Plan"), which option became exercisable for the underlying shares on May 8, 2001 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

     (m) an option to acquire 200,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for 182,609 of the underlying shares within 60 days of the filing of this Schedule 13D;

     (n) an option to acquire 90,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, which option became exercisable for the underlying shares on July 26, 2002 and continues to be exercisable for the underlying shares within 60 days of the filing of this
Schedule 13D;

CUSIP No. 456664309                          13D              Page 6 of 12 Pages


     (o) an option to acquire 30,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for 25,000 of the underlying shares within 60 days of the filing of this Schedule 13D; and

     (p) an option to acquire 10,000 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on January 31, 1996, which option is fully vested and continues to be exercisable for the underlying shares within 60 days of the filing of this Schedule 13D.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock to which this
Schedule 13D relates for investment purposes.

     Other than as described in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any event described in (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) The Reporting Person beneficially owns 1,780,324 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 342,059 shares represent the number of shares that the Reporting Person currently holds and 1,438,265 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options and a warrant. Based on the number of shares of Common Stock issued and outstanding as reported in the most recently available periodic report filed with the Commission by InfoNow, the beneficial ownership of the Reporting Person equals approximately 16.5% of the outstanding Common Stock of InfoNow.

          (b) The Reporting Person has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in Item 5(a).

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

CUSIP No. 456664309                          13D              Page 7 of 12 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and the Reporting Person, the Reporting Person acquired 28,623 shares of Common Stock for the aggregate purchase price of $20,036.10.

     Pursuant to the Subscription Agreement dated September 13, 1996 between InfoNow and the Reporting Person, the Reporting Person acquired 82,667 shares of Common Stock for the aggregate purchase price of $93,000.

     Pursuant to the Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, the Reporting Person and InfoNow, the Reporting Person acquired a Secured Convertible Promissory Note dated May 22, 1995 issued by InfoNow in the amount of $300,000, which Note was converted by the Reporting Person into 230,769 shares of Common Stock on December 1, 1995.

     Pursuant to the Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 8,500 shares of Common Stock under the 1990 Plan.

     Pursuant to the Stock Option Agreement dated October 23, 1997 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 573,993 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 4,012 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 29,373 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 73,389 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 1,070 shares of Common Stock under the 1990 Plan.

CUSIP No. 456664309                          13D              Page 8 of 12 Pages


     Pursuant to the Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 1,819 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated November 8, 1999 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 430,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 200,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 90,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and the Reporting Person, the Reporting Person received from InfoNow an option to purchase 30,000 shares of Common Stock under the 1999 Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson

Exhibit 2 Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson

Exhibit 3 Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow

Exhibit 4 Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson

Exhibit 5 Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson

Exhibit 6 Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson

CUSIP No. 456664309                          13D              Page 9 of 12 Pages


Exhibit 7 Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson

Exhibit 8 Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson

Exhibit 9 Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson

Exhibit 10 Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson

Exhibit 11 Non-Statutory Stock Option Agreement dated November 8, 1999 between InfoNow and Michael W. Johnson

Exhibit 12 Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 13 Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 14 Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson

Exhibit 15 InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

Exhibit 16 InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

               (1) Incorporated by reference to Appendices A and C to InfoNow's preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

               (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

CUSIP No. 456664309                          13D             Page 10 of 12 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 12, 2003



                                                 /s/ Michael W. Johnson
                                                     ---------------------------
                                                     Name:  Michael W. Johnson

CUSIP No. 456664309                          13D             Page 11 of 12 Pages


                                  EXHIBIT INDEX


Exhibit 1 Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson

Exhibit 2 Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson

Exhibit 3 Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow

Exhibit 4 Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson

Exhibit 5 Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson

Exhibit 6 Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson

Exhibit 7 Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson

Exhibit 8 Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson

Exhibit 9 Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson

Exhibit 10 Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson

Exhibit 11 Non-Statutory Stock Option Agreement dated November 8, 1999 between InfoNow and Michael W. Johnson

Exhibit 12 Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 13 Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 14 Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson

Exhibit 15 InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

CUSIP No. 456664309                          13D             Page 12 of 12 Pages


Exhibit 16 InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

               (1) Incorporated by reference to Appendices A and C to InfoNow's preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

               (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.